Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514

File No. 82-3764

OSLER



Montréal
Toronto
Ottawa
Calgary
New York

June 1, 2005

SUPPL

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH, D.C.
213
SECTION

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since April 19, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

François Paradis
/sc
Encls.

c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

OSLER

SCHEDULE A
June 1, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Acceptance of Prospectus Supplement number 19 dated March 22, 2005	April 29, 2005	4.5
2.	Press Release dated May 26, 2005	May 26, 2005	2.1
3.	Press Release dated May 26, 2005	May 27, 2005	3.1
4.	MD&A – Second Quarter	May 27, 2005	2.1
5.	Material Change Report dated May 26, 2005	May 27, 2005	3.2
6.	Interim Financial Statements – Second Quarter ended April 30, 2005	May 27, 2005	2.1
7.	Form 52-109FT2 – Certification of Interim Filings – CFO	May 27, 2005	2.2
8.	Form 52-109FT2 – Certification of Interim Filings – CEO	May 27, 2005	2.2

File No. 82-3764

For immediate release

National Bank announces net income of $202 million for the second quarter of 2005, up 12% from $180 million for the same period of 2004

- **Quarterly earnings per share of $1.17, up 16%**
- **Return on common shareholders' equity of 19.9%**
- **Quarterly dividend raised 2 cents per share, or 5%**



	For the quarter ended April 30		
Net income	**2005**	**2004**	**%**
Personal and Commercial	108	93	+ 16
Wealth Management	31	32	- 3
Financial Markets	63	59	+ 7
Other	-	(4)	
Total	202	180	+ 12
Earnings per share	$1.17	$1.01	+ 16
Return on common shareholders' equity	19.9%	19.0%	

	For the six months ended April 30		
Net income	**2005**	**2004**	**%**
Personal and Commercial	222	198	+ 12
Wealth Management	58	55	+ 5
Financial Markets	141	132	+ 7
Other	20	(19)	
Total	441	366	+ 20
Earnings per share	$2.56	$2.04	+ 25
Return on common shareholders' equity	21.8%	19.0%	

MONTREAL, May 26, 2005 – National Bank recorded net income of $202 million for the second quarter ended April 30, 2005, compared to $180 million for the corresponding quarter of 2004, for an increase of 12%. Earnings per share for the quarter totalled $1.17, up 16% from $1.01 per share for the second quarter of 2004. Return on common shareholders' equity was 19.9% for the quarter versus 19.0% for the same period a year earlier.

During the quarter, the Bank posted strong growth in personal and commercial banking activities and maintained the quality of its credit portfolio, as reflected in the relatively low provision for credit losses. It also reduced the general allowance for credit risk by $17 million ($11 million net of income taxes) or 7 cents per share. In the second quarter of 2004, the Bank had reduced its general allowance for credit risk by $20 million ($13 million net of income taxes), also equivalent to 7 cents per share.

In addition, the Board of Directors approved a 5% increase in the quarterly dividend at its meeting on May 26, 2005, raising it to 44 cents per share.

Réal Raymond, President and Chief Executive Officer of National Bank, highlighted the sustained growth in net income for the second quarter of 2005 in a favourable credit environment. Much of the increase in operating expenses stemmed from the strategy to step up the pace of investment projects designed to create synergy within the banking network. "Investing in our technological infrastructure is key to ensuring the Bank's performance in the future," Mr. Raymond added.

For the first six months of fiscal 2005, net income for the Bank stood at $441 million, up 20% from $366 million for the same period of 2004. Earnings per share for the first half of 2005 amounted to $2.56 versus $2.04 for the six months ended April 30, 2004, an increase of 25%. Lastly, return on common shareholders' equity was 21.8% for the first six months of 2005, as against 19.0% for the corresponding period of 2004.

Total revenues for the quarter reached $900 million in comparison to $884 million for the corresponding period of 2004. Excluding the "Other" heading, more than 80% of this increase was generated by the Personal and Commercial segment, which recorded strong growth in loans to individuals and small and medium-sized enterprises.

Operating expenses for the quarter were $624 million versus $602 million for the corresponding quarter of 2004. Technological infrastructure investment programs and variable compensation in the Financial Markets segment accounted for the lion's share of this increase. The efficiency ratio stood at 66.5% for the second quarter of 2005, as against 65.8% for the corresponding quarter of 2004.

The provision for credit losses amounted to $1 million for the second quarter of 2005, reflecting specific provisions of $18 million that were largely offset by a $17 million reversal in the general allowance. The provision for credit losses for the corresponding quarter of 2004 was $19 million, consisting of $39 million in specific provisions and a reversal of $20 million in the general allowance. The significant reduction in specific provisions in the second quarter of 2005 was attributable to the commercial loan portfolio and corporate credit activities.

For the second quarter of 2005, net income for the Personal and Commercial segment totalled $108 million, up from $93 million for the corresponding period of 2004, for an increase of 16%. This improvement primarily resulted from lower credit losses due to good credit quality. A portion of the additional revenues from personal and commercial banking activities was reinvested in the Bank's technological infrastructure.

Net income for the Wealth Management segment reached $31 million for the second quarter of 2005, compared to $32 million for the corresponding quarter a year earlier, which was, by far, the best quarterly result for this segment in fiscal 2004. Full-service retail brokerage and private investment management revenues were up from the corresponding quarter of 2004, but were partly offset by lower portfolio management revenues.

Net income for the Financial Markets segment increased to $63 million for the second quarter of 2005 from $59 million for the same period of 2004, or 7%, due to lower credit losses.

As at April 30, 2005, gross impaired loans amounted to $271 million, down $117 million or 30% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total risk-adjusted capital and allowances was a mere 7.4%. Specific and general allowances exceeded gross impaired loans by $214 million as at April 30, 2005, compared to $190 million as at October 31, 2004. The general allowance stood at $333 million, compared to $350 million as at October 31, 2004.

Tier 1 and total capital ratios were 9.5% and 13.3%, respectively, as at April 30, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the first quarter of 2005, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. During the second quarter, the Bank issued $200 million of First Preferred Shares Series 16. The Bank also discontinued including First Preferred Shares Series 13 totalling $175 million for capital ratio purposes.

These two items had a negligible impact on capital ratios. As at April 30, 2005, the Bank had repurchased 2.8 million common shares under its normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

Réal Raymond, President and Chief Executive Officer, said he was very satisfied with the results for the second quarter, adding that the Bank continues to be in a good position to offer shareholders sustainable growth opportunities.

	Objectives	**Results 2nd Quarter 2005**	**Results First 6 Months 2005**
Growth in earnings per share	5% - 10%	16%	25%
Return on common shareholders' equity	16% - 18%	19.9%	21.8%
Tier 1 capital ratio	More than 8.5%	9.5%	9.5%
Dividend payout ratio	35% - 45%	35%	35%

Version 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

As at May 26, 2005 - *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of 2005.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA).

This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment Companies
On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" issued in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of the adoption of this new Guideline on the consolidated financial statements for the first six months of 2005 is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income
The CICA has issued new accounting standards regarding financial instruments, hedges and comprehensive income. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Analysis of Results

Operating Results

National Bank reported net income of $202 million for the second quarter ended April 30, 2005, up 12% compared to $180 million for the same period of 2004. Earnings per share for the quarter amounted to $1.17, as against $1.01 for the second quarter of 2004, for an increase of 16%. Return on common shareholders' equity stood at 19.9% for the quarter, versus 19.0% for the second quarter of 2004.

Net income at the Bank for the first six months of fiscal 2005 totalled $441 million, an increase of 20% over the $366 million recorded for the same period of 2004. Earnings per share for the first six months of 2005 were $2.56, up 25% compared to $2.04 for the six months ended April 30, 2004. Lastly, return on common shareholders' equity was 21.8% for the six-month period as against 19.0% for the first half of fiscal 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $108 million for the second quarter of 2005, up $15 million or 16.1% from the corresponding quarter of 2004. Lower credit losses, especially in the Commercial subsegment, were the main reason for the improvement: credit losses were $26 million for the quarter, versus $36 million for the year-earlier quarter.

Net interest income for the quarter was $314 million, compared to $307 million for the same period of 2004, for an increase of 2.3%. The increase in net interest income was chiefly due to strong growth in consumer and small business loans, which expanded by $3.3 billion or 8.5%. However, the spread for the second quarter of 2005 was 15 basis points narrower than in the corresponding quarter of 2004. It should be noted that the spread has been narrowing by a smaller amount since the third quarter of 2004. This was due to transaction deposits, because of the low interest rate environment, and also to strong growth in less risky loans, for which the interest spread is necessarily narrower.

Other income for the quarter totalled $180 million, up $8 million or 4.7% from the second quarter of 2004. The main sources of growth were credit card and insurance revenues, commercial lending fees and fees paid by the Wealth Management segment.

Operating expenses were $308 million for the quarter compared to $298 million for the same period of 2004, an increase of 3.4%. The increase was attributable to the cost of staff benefits and investments to improve the technological infrastructure.

For the first six months of fiscal 2005, net income for the Personal and Commercial segment was $222 million, a 12.1% increase over $198 million for the first half of 2004. Excellent credit quality and growth in business volumes with individuals and businesses accounted for the rise in segment income.

Wealth Management

Net income for the Wealth Management segment was $31 million in the second quarter of 2005, virtually unchanged from the $32 million in net income recorded for the corresponding period of 2004, the segment's best performance of the year.

Total revenues for the segment amounted to $207 million for the quarter, as against $205 million for the same period of 2004. Full-service brokerage and private investment management revenues continued to rise from the corresponding quarter of 2004, but were partially offset by lower portfolio management revenues.

Operating expenses were $159 million for the second quarter of 2005, versus $155 million for the second quarter of 2004, an increase of 2.6%. The efficiency ratio deteriorated to 76.8% for the quarter, compared to 75.6% for the second quarter of 2004, when it was lower than what it had been in the past.

For the first half of 2005, net income for the Wealth Management segment amounted to $58 million, compared to $55 million for the first six months of 2004, an increase of 5.5%. Revenues were up 2.8% to $402 million, owing especially to fullservice brokerage, private investment management and mutual fund activities, while the efficiency ratio remained stable.

Financial Markets

Net income for the Financial Markets segment totalled $63 million for the second quarter of 2005, or 6.8% higher than in the corresponding period of 2004. At $2 million, the provision for credit losses for the quarter was down $15 million from the $17 million that the Bank had recorded for this segment in the second quarter of 2004, which accounts for the growth in this segment's net income.

Total revenues for the segment amounted to $249 million for the second quarter of 2005, compared to $248 million for the year-earlier period. The reduction in gains on securities was offset by trading revenues and financial market fees for institutional brokerage activities.

Trading Revenues (millions of dollars)	**Q2 2005**	**Q2 2004**	**First six months 2005**	**First six months 2004**
Financial Markets				
Interest rate	13	10	30	34
Equities	57	53	114	100
Commodities and foreign exchange	5	-	9	13
	75	**63**	**153**	**147**
Other segments	-	2	4	4
Total	**75**	**65**	**157**	**151**
Breakdown by Income Statement line item				
Net interest income	57	7	56	(63)
Other income	2	49	86	209
Taxable equivalent	16	9	15	5
Total	**75**	**65**	**157**	**151**

The segment's operating expenses were $151 million for the quarter, compared to $136 million for the second quarter of 2004. Higher variable compensation accounted for 40% of the total increase in operating expenses.

For the first half of 2005, net income for the segment was $141 million, a 6.8% increase over the same period of 2004 because of substantially lower credit losses.

Other

Net income for the "Other" heading of segment results was nil for the second quarter of 2005 compared to a loss of $4 million for the same period in 2004. For the first six months of fiscal 2005, net income for the "Other" heading of segment results was $20 million as against a loss of $19 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the second quarter of 2005 amounted to $900 million, up 1.8% compared to the $884 million recorded in the corresponding quarter of 2004.

Net interest income totalled $379 million for the quarter, up $54 million or 16.6% from the $325 million posted in the second quarter of 2004. Net interest income for the Financial Markets segment was up $53 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $7 million to $314 million for the second quarter of 2005, primarily because of higher volumes of consumer and commercial loans, which were partially offset by a narrowing of the spread.

Other income for the second quarter of 2005 was $521 million as against $559 million for the corresponding period of fiscal 2004. The decrease, which stemmed from trading activities, must be analyzed by taking into consideration the significant increase in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income fell $47 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $10 million. Moreover, gains on investment account securities were $17 million for the quarter, down $18 million.

Financial market fees totalled $189 million for the quarter, up $11 million over the corresponding period of 2004, attributable to institutional brokerage activities.

Card service revenues, for their part, rose $5 million to $17 million and trust service and mutual fund fees grew $7 million to $69 million, while revenues from lending operations were up $3 million to total $57 million for the quarter.

For the six-month period ended April 30, 2005, total revenues amounted to $1,883 million, for an increase of $88 million or 4.9% compared to the $1,795 million recorded for the year-earlier period. However, if the "Other" heading of segment results, which includes a $37 million gain on the disposal of investments in South America, is excluded, total revenues were up $51 million or 2.7%. More than 60% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for 25% of this growth.

Operating Expenses

Operating expenses for the quarter were $624 million compared to $602 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits, at $357 million for the quarter, were up $11 million from the year-earlier period. Half of the increase was attributable to variable compensation at Financial Markets, while technological investments accounted for the remainder.

For the first six months of fiscal 2005, operating expenses were $1,237 million, up 4.9% versus $1,179 million for the first half of 2004. Close to 60% of the increase was attributable to compensation, chiefly variable compensation and staff benefits. The remainder was the result of information technology costs and amortization.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2005, cash and cash equivalents rose $2.3 billion compared to an increase of $1.2 billion for the second quarter of 2004. As at April 30, 2005, cash and cash equivalents totalled $9.3 billion versus $9.5 billion a year earlier.

Operating activities required cash of $3.9 billion chiefly because of the increase in trading account securities. For the corresponding quarter of 2004, cash flows from operating activities were virtually nil.

Financing activities generated cash flows of $8.0 billion, of which $5.1 billion was attributable to increases in deposits, particularly purchased funds, and securities purchased under reverse repurchase agreements. For the second quarter of 2004, the $3.1 billion increase in deposits accounted for the $3.2 billion in cash inflows from financing activities.

Lastly, investing activities in the second quarter of 2005 required $1.9 billion in cash owing to the $2.0 billion increase in loans. For the corresponding period of 2004, investing activities used $2.1 billion also because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $1 million for the second quarter, reflecting specific provisions of $18 million that were largely offset by the $17 million reversal in the general allowance. This compares with a $19 million provision for credit losses in the corresponding quarter of 2004, which consisted of $39 million in specific provisions partially offset by a $20 million reversal in the general allowance. The substantial decline in specific provisions in the second quarter of 2005 was attributable to both the commercial loan portfolio and corporate leading activities.

Credit losses in the first half of fiscal 2005 amounted to $18 million as against $63 million for the same period a year earlier. The drop stemmed from both commercial and corporate lending activities.

As at April 30, 2005, allowances for credit losses exceeded impaired loans by $214 million, compared to $190 million as at October 31, 2004. The $24 million improvement was attributable to all segments that offer business loans. The general allowance for credit risk stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total risk-weighted capital and allowances was excellent at 7.4% as at April 30, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100.

The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2005				For the quarter ended January 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.9)	(4.1)	(2.9)	(1.8)	(3.6)	(6.5)	(4.0)	(2.0)
Foreign exchange	(1.2)	(2.6)	(1.1)	(0.4)	(0.9)	(3.3)	(1.3)	(0.5)
Equity	(2.6)	(4.8)	(3.1)	(2.3)	(4.7)	(6.2)	(4.4)	(2.7)
Commodity	(0.8)	(0.9)	(0.6)	(0.4)	(0.7)	(1.0)	(0.7)	(0.5)
Correlation effect[2]	4.8	6.1	3.6	2.0	4.2	9.9	4.7	1.3
Global VaR	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2005, the Bank's assets stood at $99.9 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $1.9 billion despite an increase of close to $700 million in securitized loans. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $9 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2005**	**October 2004**	**April 2004**
Loans and acceptances*			
Residential mortgages	20,053	19,554	18,544
Consumer loans	7,354	6,491	5,843
Credit card receivables	1,646	1,589	1,514
SME loans	15,009	14,354	14,507
Corporate loans	2,741	2,922	3,639
	46,803	**44,910**	**44,047**
Deposits			
Personal (balance)	24,281	23,675	24,048
Off-balance sheet personal savings (balance)	60,239	57,207	55,771
Business	10,533	10,668	10,554

*including securitized assets

As at April 30, 2005, residential mortgage loans amounted to $20.1 billion, up $500 million from October 31, 2004 and $1.5 billion or 8% higher compared to April 30, 2004. At $7.4 billion, the volume of consumer loans has increased 13% since the beginning of the fiscal year. Consumer loans were up $1.5 billion or 26% from April 30, 2004, with more than 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.6 billion as at April 30, 2005. SME loans and acceptances were $15.0 billion at the end of the second quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 5%. Corporate loans were down approximately 25% from the year-earlier period.

Personal deposits stood at $24.3 billion as at April 30, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at April 30, 2005 totalled $60.2 billion, up $3 billion or 5% since the end of the previous fiscal year. Two-thirds of the increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.5% and 13.3%, respectively, as at April 30, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the first quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued.

During the second quarter of fiscal 2005, the Bank repurchased 2.8 million common shares for a total of $149 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

Dividends

At its meeting on May 26, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on August 1, 2005 to shareholders of record on June 27, 2005.

Additional Financial Information

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005		2004				2003		2004	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$ 900	$ 983	$ 893	$ 857	$ 884	$ 911	$ 903	$ 851	$ 3,545	$ 3,363
Net income	$ 202	$ 239	$ 192	$ 167	$ 180	$ 186	$ 158	$ 162	$ 725	$ 624
Earnings per share										
Basic	1.17	1.39	1.11	0.95	1.01	1.03	0.87	0.89	4.10	3.37
Diluted	1.15	1.37	1.09	0.94	1.00	1.02	0.86	0.88	4.05	3.34
Dividends per common share	0.42	0.42	0.38	0.38	0.33	0.33	0.28	0.28	1.42	1.08
Return on common shareholders' equity	19.9	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	16.4 %	17.3 %	18.8 %	16.5
Total assets	$ 99,917	$ 91,703	$ 88,721	$ 85,481	$ 86,466	$ 83,156	$ 84,626	$ 80,474		
Impaired loans										
Net private	$ 119	$ 134	$ 160	$ 199	$ 219	$ 232	$ 248	$ 230		
Designated countries										
Gross outstanding	-	-	-	-	10	10	22	23		
Allowances	-	-	-	-	9	8	19	20		
Net total	119	134	160	199	220	234	251	233		
Per common share										
Book value	24.19	23.97	22.87 $	22.30 $	21.94 $	21.81 $	21.32 $	20.77 $		
Stock trading range										
High	55.24	49.75	48.78	45.50	47.93	45.00	41.19	37.41		
Low	48.72	46.39	42.31	42.72	43.27	40.17	34.50	34.55		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended April 30			Six months ended April 30		
	2005	2004	% Change	2005	2004	% Change
Operating results						
(millions of dollars)						
Total revenues	**$900**	$884	2	**$1,883**	$1,797	5
Net income	**202**	180	12	**441**	366	20
Return on common shareholders' equity	**19.9 %**	19.0 %		**21.8 %**	19.0 %	
Per common share						
Net earnings - basic	**$1.17**	$1.01	16	**$2.56**	$2.04	25
Dividends paid	**0.42**	0.33	27	**0.84**	0.66	27
Book value				**24.19**	21.94	10
Stock trading range						
High	**55.24**	47.93		**55.24**	47.93	
Low	**48.72**	43.27		**46.39**	40.17	
Close	**52.41**	44.48		**52.41**	44.48	

Financial position (millions of dollars)	April 30 2005	October 31 2004	% Change
Total assets	**$99,917**	$88,721	13
Loans and acceptances	**46,448**	44,574	4
Deposits	**61,746**	53,432	16
Subordinated debentures and shareholders' equity	**6,355**	5,612	13
Capital ratios - BIS			
Tier 1	**9.5 %**	9.6 %	
Total	**13.3 %**	13.0 %	
Impaired loans, net of specific and general allowances	**(214)**	(190)	
as a % of loans and acceptances	**(0.5) %**	(0.4) %	
Assets under administration/management	**201,454**	180,598	
Total personal savings	**84,520**	80,882	
Interest coverage	**11.27**	12,61	
Asset coverage	**3.18**	3.42	
Other information			
Number of employees	**16,712**	16,555	1
Number of branches in Canada	**460**	462	-
Number of banking machines	**770**	770	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Six months ended	
	April 30 2005	January 31 2005	April 30 2004	**April 30 2005**	April 30 2004
Interest income and dividends					
Loans	**506**	509	457	**1,015**	942
Securities	**182**	179	143	**361**	281
Deposits with financial institutions	**46**	28	28	**74**	61
	734	716	628	**1,450**	1,284
Interest expense					
Deposits	**253**	260	186	**513**	433
Subordinated debentures	**28**	26	25	**54**	50
Other	**74**	81	92	**155**	202
	355	367	303	**722**	685
Net interest income	**379**	349	325	**728**	599
Other income					
Financial market fees	**189**	169	178	**358**	342
Deposit and payment service charges	**49**	49	51	**98**	100
Trading revenues	**2**	84	49	**86**	209
Gains on investment account securities, net	**17**	77	35	**94**	28
Card service revenues	**17**	15	12	**32**	24
Lending fees	**57**	58	54	**115**	134
Acceptances, letters of credit and guarantee	**15**	16	16	**31**	32
Securitization revenues	**47**	48	43	**95**	94
Foreign exchange revenues	**18**	18	18	**36**	37
Trust services and mutual funds	**69**	65	62	**134**	119
Other	**41**	35	41	**76**	77
	521	634	559	**1,155**	1,196
Total revenues	**900**	983	884	**1,883**	1,795
Provision for credit losses	**1**	17	19	**18**	63
	899	966	865	**1,865**	1,732
Operating expenses					
Salaries and staff benefits	**357**	367	347	**724**	692
Occupancy	**46**	45	48	**91**	94
Computers and equipment	**93**	84	84	**177**	157
Communications	**21**	19	20	**40**	39
Professional fees	**32**	25	32	**57**	57
Other	**75**	73	71	**148**	140
	624	613	602	**1,237**	1,179
Income before income taxes and non-controlling interest	**275**	353	263	**628**	553
Income taxes	**66**	107	76	**173**	173
	209	246	187	**455**	380
Non-controlling interest	**7**	7	7	**14**	14
Net income	**202**	239	180	**441**	366
Dividends on preferred shares	**7**	6	6	**13**	12
Net income available to common shareholders	**195**	233	174	**428**	354
Number of common shares outstanding (thousands)					
Average - basic	**167,327**	167,693	172,023	**165,513**	173,361
Average - diluted	**169,938**	170,164	174,520	**170,053**	175,778
End of period	**165,744**	168,049	169,730	**165,744**	169,730
Earnings per common share					
Basic	**1.17**	1.39	1.01	**2.56**	2.04
Diluted	**1.15**	1.37	1.00	**2.52**	2.02
Dividends per common share	**0.42**	0.42	0.33	**0.84**	0.66

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	April 30 2005	January 31 2005	October 31 2004	April 30 2004
ASSETS				
Cash resources				
Cash	**208**	213	481	198
Deposits with financial institutions	**9,089**	6,823	5,296	9,255
	9,297	7,036	5,777	9,453
Securities				
Investment account	**6,808**	7,439	7,428	5,825
Trading account	**24,347**	20,278	20,561	18,339
Loan substitutes	**7**	3	18	20
	31,162	27,720	28,007	24,184
Securities purchased under reverse repurchase agreements	**6,843**	5,566	4,496	4,234
Loans				
Residential mortgage	**15,446**	15,452	15,500	14,489
Personal and credit card	**8,689**	8,209	7,825	6,862
Business and government	**19,896**	19,153	18,751	19,257
Allowance for credit losses	**(485)**	(520)	(578)	(614)
	43,546	42,294	41,498	39,994
Other				
Customers' liability under acceptances	**2,902**	2,725	3,076	3,165
Premises and equipment	**343**	346	267	268
Goodwill	**662**	662	662	662
Intangible assets	**179**	180	180	181
Other assets	**4,983**	5,174	4,758	4,324
	9,069	9,087	8,943	8,600
	99,917	91,703	88,721	86,465
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**24,281**	24,089	23,675	24,048
Business and government	**28,539**	25,520	24,299	23,172
Deposit-taking institutions	**8,926**	7,051	5,458	7,435
	61,746	56,660	53,432	54,655
Other				
Acceptances	**2,902**	2,725	3,076	3,165
Obligations related to securities sold short	**15,088**	11,671	10,204	9,481
Securities sold under repurchase agreements	**6,885**	7,269	8,182	6,208
Other liabilities	**6,514**	6,789	7,845	6,953
	31,389	28,454	29,307	25,807
Subordinated debentures	**1,770**	1,764	1,408	1,488
Non-controlling interest	**427**	422	370	416
Shareholders' equity				
Preferred shares	**575**	375	375	375
Common shares	**1,552**	1,563	1,545	1,556
Contributed surplus	**10**	8	7	4
Unrealized foreign currency translation adjustments	**(1)**	(6)	(10)	2
Retained earnings	**2,449**	2,463	2,287	2,162
	4,585	4,403	4,204	4,099
	99,917	91,703	88,721	86,465

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2005	2004	**2005**	2004
Cash flows from operating activities				
Net income	**202**	180	**441**	366
Adjustments for:				
Provision for credit losses	**1**	19	**18**	63
Amortization of premises and equipment	**15**	13	**30**	25
Future income taxes	**1**	4	**(29)**	1
Translation adjustment on foreign currency subordinated debentures	**6**	15	**12**	17
Gains on sales of investment account securities, net	**(17)**	(35)	**(94)**	(28)
Gains on asset securitization	**(30)**	(18)	**(55)**	(35)
Stock option expense	**2**	1	**3**	2
Change in interest payable	**(4)**	(16)	**12**	6
Change in interest and dividends receivable	**(24)**	(13)	**(24)**	180
Change in income taxes payable	**(18)**	(34)	**28**	(153)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(112)**	(112)	**8**	(172)
Change in trading account securities	**(4,069)**	(638)	**(3,786)**	812
Excess of pension plan contributions over expenses	**-**	(5)	**-**	(20)
Change in other items	**173**	638	**(1,362)**	788
	(3,874)	(1)	**(4,798)**	1,852
Cash flows from financing activities				
Change in deposits	**5,086**	3,072	**8,314**	3,192
Issuance of subordinated debentures	**-**	-	**350**	-
Maturity of subordinated debentures	**-**	-	**-**	(45)
Issuance of common shares	**15**	13	**33**	27
Issuance of preferred shares	**200**	-	**200**	-
Repurchase of common shares for cancellation	**(149)**	(194)	**(149)**	(263)
Dividends paid on common shares	**(141)**	(57)	**(205)**	(115)
Dividends paid on preferred shares	**(6)**	(6)	**(12)**	(12)
Change in obligations related to securities sold short	**3,417**	837	**4,884**	1,024
Change in securities sold under repurchase agreements	**(384)**	(435)	**(1,297)**	(2,466)
Change in other items	**(9)**	1	**5**	(4)
	8,029	3,231	**12,123**	1,338
Cash flows from investing activities				
Change in loans	**(2,002)**	(2,451)	**(3,309)**	(2,396)
Proceeds from securitization of assets	**1,249**	250	**1,743**	720
Maturity from securitization assets	**(500)**	-	**(500)**	-
Purchases of investment account securities	**(6,701)**	(2,285)	**(12,055)**	(4,880)
Sales of investment account securities	**7,349**	2,265	**12,769**	6,081
Change in securities purchased under reverse repurchase agreements	**(1,277)**	177	**(2,347)**	(279)
Net acquisitions of premises and equipment	**(12)**	(17)	**(106)**	(30)
	(1,894)	(2,061)	**(3,805)**	(784)
Increase in cash and cash equivalents	**2,261**	1,169	**3,520**	2,406
Cash and cash equivalents at beginning	**7,036**	8,284	**5,777**	7,047
Cash and cash equivalents at end	**9,297**	9,453	**9,297**	9,453
Cash and cash equivalents				
Cash	**208**	198	**208**	198
Deposits with financial institutions	**9,089**	9,255	**9,089**	9,255
	9,297	9,453	**9,297**	9,453
Supplementary information				
Interest and dividends paid	**506**	382	**927**	806
Income taxes paid	**85**	112	**176**	329

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2005	2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Preferred shares at end	**575**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**34**	27
Repurchase of common shares for cancellation (Note 7)	**(26)**	(54)
Impact of shares acquired/sold for trading purposes	**(1)**	-
Common shares at end	**1,552**	1,556
Contributed surplus at beginning	**7**	2
Stock option expense	**3**	2
Contributed surplus at end	**10**	4
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**9**	(4)
Unrealized foreign currency translation adjustments at end	**(1)**	2
Retained earnings at beginning	**2,287**	2,131
Net income	**441**	366
Initial adoption of AcG-15 (Note 2)	**6**	-
Dividends		
Preferred shares	**(13)**	(11)
Common shares	**(141)**	(115)
Premium paid on common shares repurchased for cancellation (Note 7)	**(123)**	(209)
Share issuance and other expenses, net of income taxes	**(8)**	-
Retained earnings at end	**2,449**	2,162
Shareholders' equity	**4,585**	4,099

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" or certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment Companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the first six months of 2005 is negligible.

3. Recent Accounting Standards Pending Adoption

Financial instruments – recognition and measurement, Hedges and Comprehensive income

The CICA has issued new accounting standards regarding financial instruments, hedges and comprehensive income. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to- maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net balance
April 30, 2005				
Residential mortgage	**15,446**	**4**	**1**	**3**
Personal and credit card	**8,689**	**36**	**18**	**18**
Business and government	**19,896**	**231**	**133**	**98**
	44,031	**271**	**152**	**119**
General allowance [1]				**(333)**
Impaired loans, net of specific and general allowances				**(214)**
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Six months ended **April 30 2005**	Six months ended April 30 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	35	-	(17)	**18**	63
Write-offs	(134)	-	-	**(134)**	(111)
Recoveries	23	-	-	**23**	32
Allowances at end	152	272	61	**485**	614

6. Pension and Other Employee Future Benefits

	Quarter ended **April 30 2005**	Quarter ended January 31 2005	Quarter ended April 30 2004	Six months ended **April 30 2005**	Six months ended April 30 2004
Pension benefit expense	**13**	12	11	**25**	22
Other employee future benefit expense	**2**	-	2	**2**	4

7. Capital Stock

Issued and fully paid as at April 30, 2005

First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
8,000,000 shares, Series 16	200
	575
165,744,462 common shares	1,552
	2,127
6,474,157 stock options outstanding	N/A

Issuance of preferred shares

On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends payable quarterly in an amount of $0.303125 per share for a cash consideration of $194 million, net of commissions of $6 million.

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at April 30, 2005, the Bank had completed the repurchase of 2,780,400 common shares at a cost of $149 million, which reduced common equity capital by $26 million and retained earnings by $123 million.

8. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2005, the Bank securitized $449 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank sold $309 million of these securities. Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities - Investment Account". The Bank received net cash proceeds of $307 million and retained the rights to the excess spread of $13 million earned on the mortgage loans. The Bank also recorded a servicing liability of $2 million. A pre-tax gain of $9 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Credit card receivables

Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter of 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased from $900 million as at January 31, 2005 to $1.2 billion as at April 30, 2005.

9. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, is due in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

10. Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income (1)	314	307	25	24	107	54	(67)	(60)	379	325
Other income (1)	180	172	182	181	142	194	17	12	521	559
Total revenues	494	479	207	205	249	248	(50)	(48)	900	884
Operating expenses	308	298	159	155	151	136	6	13	624	602
Contribution	186	181	48	50	98	112	(56)	(61)	276	282
Provision for credit losses	26	36	-	-	2	17	(27)	(34)	1	19
Income before income taxes and non-controlling interest	160	145	48	50	96	95	(29)	(27)	275	263
Income taxes (1)	52	52	16	17	32	36	(34)	(29)	66	76
Non-controlling interest	-	-	1	1	1	-	5	6	7	7
Net income (net loss)	108	93	31	32	63	59	-	(4)	202	180
Average assets	43,340	40,065	915	850	48,432	43,535	(5,715)	(5,588)	86,972	78,862

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income (2)	638	621	48	46	169	48	(127)	(116)	728	599
Other income (2)	359	343	354	345	355	469	87	39	1,155	1,196
Total revenues	997	964	402	391	524	517	(40)	(77)	1,883	1,795
Operating expenses	612	590	312	304	306	268	7	17	1,237	1,179
Contribution	385	374	90	87	218	249	(47)	(94)	646	616
Provision for credit losses	53	65	-	-	4	41	(39)	(43)	18	63
Income before income taxes and non-controlling interest	332	309	90	87	214	208	(8)	(51)	628	553
Income taxes (2)	110	111	30	30	72	76	(39)	(44)	173	173
Non-controlling interest	-	-	2	2	1	-	11	12	14	14
Net income (net loss)	222	198	58	55	141	132	20	(19)	441	366
Average assets	42,853	39,751	885	826	46,333	43,102	(5,557)	(5,516)	84,514	78,163

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $23 million ($18 million in 2004) and other income by $15 million ($13 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2005, net interest income was grossed up by $39 million ($31 million in 2004) and other income by $16 million ($11 million in 2004). An equivalent amount was added to income taxes. The impact of these increases is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2004-2005

Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 2nd QUARTER 2005 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **May 26, 2005 at 1:00 EDT.**
- Access by telephone is: **(416) 405-9310 or 1-877-211-7911**
- A recording of the conference call can be heard until June 2, 2005 by calling **(416) 695-5800** or **1-800-408-3053**. The access code is **3152153**.

Webcast:

- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer agent and registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: clientele@tbn.bnc.ca

Direct deposit service for dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of close to $100 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

For information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644


NATIONAL BANK OF CANADA

Report to Shareholders


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH, D.C.
213
SECTION

Second Quarter 2005

National Bank announces net income of $202 million for the second quarter of 2005, up 12% from $180 million for the same period of 2004

- *Quarterly earnings per share of $1.17, up 16%*
- *Return on common shareholders' equity of 19.9%*
- *Quarterly dividend raised 2 cents per share, or 5%*

MONTREAL, May 26, 2005 – National Bank recorded net income of $202 million for the second quarter ended April 30, 2005, compared to $180 million for the corresponding quarter of 2004, for an increase of 12%. Earnings per share for the quarter totalled $1.17, up 16% from $1.01 per share for the second quarter of 2004. Return on common shareholders' equity was 19.9% for the quarter versus 19.0% for the same period a year earlier.

During the quarter, the Bank posted strong growth in personal and commercial banking activities and maintained the quality of its credit portfolio, as reflected in the relatively low provision for credit losses. It also reduced the general allowance for credit risk by $17 million ($11 million net of income taxes) or 7 cents per share. In the second quarter of 2004, the Bank had reduced its general allowance for credit risk by $20 million ($13 million net of income taxes), also equivalent to 7 cents per share.

In addition, the Board of Directors approved a 5% increase in the quarterly dividend at its meeting on May 26, 2005, raising it to 44 cents per share.

	For the quarter ended April 30		
	2005	2004	%
Net income			
Personal and Commercial	108	93	+16
Wealth Management	31	32	-3
Financial Markets	63	59	+7
Other	–	(4)	
Total	202	180	+12
Earnings per share	$1.17	$1.01	+16
Return on common shareholders' equity	19.9%	19.0%	

	For the six months ended April 30		
	2005	2004	%
Net income			
Personal and Commercial	222	198	+12
Wealth Management	58	55	+5
Financial Markets	141	132	+7
Other	20	(19)	
Total	441	366	+20
Earnings per share	$2.56	$2.04	+25
Return on common shareholders' equity	21.8%	19.0%	

Réal Raymond, President and Chief Executive Officer of National Bank, highlighted the sustained growth in net income for the second quarter of 2005 in a favourable credit environment. Much of the increase in operating expenses stemmed from the strategy to step up the pace of investment projects designed to create synergy within the banking network. "Investing in our technological infrastructure is key to ensuring the Bank's performance in the future," Mr. Raymond added.

For the first six months of fiscal 2005, net income for the Bank stood at $441 million, up 20% from $366 million for the same period of 2004. Earnings per share for the first half of 2005 amounted to $2.56 versus $2.04 for the six months ended April 30, 2004, an increase of 25%. Lastly, return on common shareholders' equity was 21.8% for the first six months of 2005, as against 19.0% for the corresponding period of 2004.

Total revenues for the quarter reached $900 million in comparison to $884 million for the corresponding period of 2004. Excluding the "Other" heading, more than 80% of this increase was generated by the Personal and Commercial segment, which recorded strong growth in loans to individuals and small and medium-sized enterprises.

Operating expenses for the quarter were $624 million versus $602 million for the corresponding quarter of 2004. Technological infrastructure investment programs and variable compensation in the Financial Markets segment accounted for the lion's share of this increase. The efficiency ratio stood at 66.5% for the second quarter of 2005, as against 65.8% for the corresponding quarter of 2004.

The provision for credit losses amounted to $1 million for the second quarter of 2005, reflecting specific provisions of $18 million that were largely offset by a $17 million reversal in the general allowance. The provision for credit losses for the corresponding quarter of 2004 was $19 million, consisting of $39 million in specific provisions and a reversal of $20 million in the general allowance. The significant reduction in specific provisions in the second quarter of 2005 was attributable to the commercial loan portfolio and corporate credit activities.

For the second quarter of 2005, net income for the Personal and Commercial segment totalled $108 million, up from $93 million for the corresponding period of 2004, for an increase of 16%. This improvement primarily resulted from lower credit losses due to good credit quality. A portion of the additional revenues from personal and commercial banking activities was reinvested in the Bank's technological infrastructure.

Net income for the Wealth Management segment reached $31 million for the second quarter of 2005, compared to $32 million for the corresponding quarter a year earlier, which was, by far, the best quarterly result for this segment in fiscal 2004. Full-service retail brokerage and private investment management revenues were up from the corresponding quarter of 2004, but were partly offset by lower portfolio management revenues.

Net income for the Financial Markets segment increased to $63 million for the second quarter of 2005 from $59 million for the same period of 2004, or 7%, due to lower credit losses.

As at April 30, 2005, gross impaired loans amounted to $271 million, down $117 million or 30% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total risk-adjusted capital and allowances was a mere 7.4%. Specific and general allowances exceeded gross impaired loans by $214 million as at April 30, 2005, compared to $190 million as at October 31, 2004. The general allowance stood at $333 million, compared to $350 million as at October 31, 2004.

Tier 1 and total capital ratios were 9.5% and 13.3%, respectively, as at April 30, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the first quarter of 2005, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. During the second quarter, the Bank issued $200 million of First Preferred Shares Series 16. The Bank also discontinued including First Preferred Shares Series 13 totalling $175 million for capital ratio purposes[1].

These two items had a negligible impact on capital ratios. As at April 30, 2005, the Bank had repurchased 2.8 million common shares under its normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

Réal Raymond, President and Chief Executive Officer, said he was very satisfied with the results for the second quarter, adding that the Bank continues to be in a good position to offer shareholders sustainable growth opportunities.

[1] Also refer to page 8 of Management's Discussion and Analysis

	Objectives	Results 2nd Quarter 2005	Results First 6 Months 2005
Growth in earnings per share	5% - 10%	16%	25%
Return on common shareholders' equity	16% - 18%	19.9%	21.8%
Tier 1 capital ratio	More than 8.5%	9.5%	9.5%
Dividend payout ratio	35% - 45%	35%	35%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements
From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

As at May 26, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of 2005.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment Companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" issued in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of the adoption of this new Guideline on the consolidated financial statements for the first six months of 2005 is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

The CICA has issued new accounting standards regarding financial instruments, hedges and comprehensive income. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Analysis of Results

Operating Results

National Bank reported net income of $202 million for the second quarter ended April 30, 2005, up 12% compared to $180 million for the same period of 2004. Earnings per share for the quarter amounted to $1.17, as against $1.01 for the second quarter of 2004, for an increase of 16%. Return on common shareholders' equity stood at 19.9% for the quarter, versus 19.0% for the second quarter of 2004.

Net income at the Bank for the first six months of fiscal 2005 totalled $441 million, an increase of 20% over the $366 million recorded for the same period of 2004. Earnings per share for the first six months of 2005 were $2.56, up 25% compared to $2.04 for the six months ended April 30, 2004. Lastly, return on common shareholders' equity was 21.8% for the six-month period as against 19.0% for the first half of fiscal 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $108 million for the second quarter of 2005, up $15 million or 16.1% from the corresponding quarter of 2004. Lower credit losses, especially in the Commercial subsegment, were the main reason for the improvement: credit losses were $26 million for the quarter, versus $36 million for the year-earlier quarter.

Net interest income for the quarter was $314 million, compared to $307 million for the same period of 2004, for an increase of 2.3%. The increase in net interest income was chiefly due to strong growth in consumer and small business loans, which expanded by $3.3 billion or 8.5%. However, the spread for the second quarter of 2005 was 15 basis points narrower than in the corresponding quarter of 2004. It should be noted that the spread has been narrowing by a smaller amount since the third quarter of 2004. This was due to transaction deposits, because of the low interest rate environment, and also to strong growth in less risky loans, for which the interest spread is necessarily narrower.

Other income for the quarter totalled $180 million, up $8 million or 4.7% from the second quarter of 2004. The main sources of growth were credit card and insurance revenues, commercial lending fees and fees paid by the Wealth Management segment.

Operating expenses were $308 million for the quarter compared to $298 million for the same period of 2004, an increase of 3.4%. The increase was attributable to the cost of staff benefits and investments to improve the technological infrastructure.

For the first six months of fiscal 2005, net income for the Personal and Commercial segment was $222 million, a 12.1% increase over $198 million for the first half of 2004. Excellent credit quality and growth in business volumes with individuals and businesses accounted for the rise in segment income.

Wealth Management

Net income for the Wealth Management segment was $31 million in the second quarter of 2005, virtually unchanged from the $32 million in net income recorded for the corresponding period of 2004, the segment's best performance of the year.

Total revenues for the segment amounted to $207 million for the quarter, as against $205 million for the same period of 2004. Full-service brokerage and private investment management revenues continued to rise from the corresponding quarter of 2004, but were partially offset by lower portfolio management revenues.

Operating expenses were $159 million for the second quarter of 2005, versus $155 million for the second quarter of 2004, an increase of 2.6%. The efficiency ratio deteriorated to 76.8% for the quarter, compared to 75.6% for the second quarter of 2004, when it was lower than what it had been in the past.

For the first half of 2005, net income for the Wealth Management segment amounted to $58 million, compared to $55 million for the first six months of 2004, an increase of 5.5%. Revenues were up 2.8% to $402 million, owing especially to full-service brokerage, private investment management and mutual fund activities, while the efficiency ratio remained stable.

Financial Markets

Net income for the Financial Markets segment totalled $63 million for the second quarter of 2005, or 6.8% higher than in the corresponding period of 2004. At $2 million, the provision for credit losses for the quarter was down $15 million from the $17 million that the Bank had recorded for this segment in the second quarter of 2004, which accounts for the growth in this segment's net income.

Total revenues for the segment amounted to $249 million for the second quarter of 2005, compared to $248 million for the year-earlier period. The reduction in gains on securities was offset by trading revenues and financial market fees for institutional brokerage activities.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Trading Revenues (millions of dollars)	Q2 2005	Q2 2004	First six months 2005	First six months 2004
Financial Markets				
Interest rate	13	10	30	34
Equities	57	53	114	100
Commodities and foreign exchange	5	–	9	13
	75	**63**	**153**	**147**
Other segments	–	2	4	4
Total	**75**	**65**	**157**	**151**
Breakdown by Income Statement line item				
Net interest income	57	7	56	(63)
Other income	2	49	86	209
Taxable equivalent	16	9	15	5
Total	**75**	**65**	**157**	**151**

The segment's operating expenses were $151 million for the quarter, compared to $136 million for the second quarter of 2004. Higher variable compensation accounted for 40% of the total increase in operating expenses.

For the first half of 2005, net income for the segment was $141 million, a 6.8% increase over the same period of 2004 because of substantially lower credit losses.

Other

Net income for the "Other" heading of segment results was nil for the second quarter of 2005 compared to a loss of $4 million for the same period in 2004. For the first six months of fiscal 2005, net income for the "Other" heading of segment results was $20 million as against a loss of $19 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the second quarter of 2005 amounted to $900 million, up 1.8% compared to the $884 million recorded in the corresponding quarter of 2004.

Net interest income totalled $379 million for the quarter, up $54 million or 16.6% from the $325 million posted in the second quarter of 2004. Net interest income for the Financial Markets segment was up $53 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $7 million to $314 million for the second quarter of 2005, primarily because of higher volumes of consumer and commercial loans, which were partially offset by a narrowing of the spread.

Other income for the second quarter of 2005 was $521 million as against $559 million for the corresponding period of fiscal 2004. The decrease, which stemmed from trading activities, must be analyzed by taking into consideration the significant increase in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income fell $47 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $10 million. Moreover, gains on investment account securities were $17 million for the quarter, down $18 million.

Financial market fees totalled $189 million for the quarter, up $11 million over the corresponding period of 2004, attributable to institutional brokerage activities.

Card service revenues, for their part, rose $5 million to $17 million and trust service and mutual fund fees grew $7 million to $69 million, while revenues from lending operations were up $3 million to total $57 million for the quarter.

For the six-month period ended April 30, 2005, total revenues amounted to $1,883 million, for an increase of $88 million or 4.9% compared to the $1,795 million recorded for the year-earlier period. However, if the "Other" heading of segment results, which includes a $37 million gain on the disposal of investments in South America, is excluded, total revenues were up $51 million or 2.7%. More than 60% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for 25% of this growth.

Operating Expenses

Operating expenses for the quarter were $624 million compared to $602 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits, at $357 million for the quarter, were up $11 million from the year-earlier period. Half of the increase was attributable to variable compensation at Financial Markets, while technological investments accounted for the remainder.

For the first six months of fiscal 2005, operating expenses were $1,237 million, up 4.9% versus $1,179 million for the first half of 2004. Close to 60% of the increase was attributable to compensation, chiefly variable compensation and staff benefits. The remainder was the result of information technology costs and amortization.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

For the second quarter of 2005, cash and cash equivalents rose $2.3 billion compared to an increase of $1.2 billion for the second quarter of 2004. As at April 30, 2005, cash and cash equivalents totalled $9.3 billion versus $9.5 billion a year earlier.

Operating activities required cash of $3.9 billion chiefly because of the increase in trading account securities. For the corresponding quarter of 2004, cash flows from operating activities were virtually nil.

Financing activities generated cash flows of $8.0 billion, of which $5.1 billion was attributable to increases in deposits, particularly purchased funds, and securities purchased under reverse repurchase agreements. For the second quarter of 2004, the $3.1 billion increase in deposits accounted for the $3.2 billion in cash inflows from financing activities.

Lastly, investing activities in the second quarter of 2005 required $1.9 billion in cash owing to the $2.0 billion increase in loans. For the corresponding period of 2004, investing activities used $2.1 billion also because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $1 million for the second quarter, reflecting specific provisions of $18 million that were largely offset by the $17 million reversal in the general allowance. This compares with a $19 million provision for credit losses in the corresponding quarter of 2004, which consisted of $39 million in specific provisions partially offset by a $20 million reversal in the general allowance. The substantial decline in specific provisions in the second quarter of 2005 was attributable to both the commercial loan portfolio and corporate leading activities.

Credit losses in the first half of fiscal 2005 amounted to $18 million as against $63 million for the same period a year earlier. The drop stemmed from both commercial and corporate lending activities.

As at April 30, 2005, allowances for credit losses exceeded impaired loans by $214 million, compared to $190 million as at October 31, 2004. The $24 million improvement was attributable to all segments that offer business loans. The general allowance for credit risk stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total risk-weighted capital and allowances was excellent at 7.4% as at April 30, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2005				For the quarter ended January 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.9)	(4.1)	(2.9)	(1.8)	(3.6)	(6.5)	(4.0)	(2.0)
Foreign exchange	(1.2)	(2.6)	(1.1)	(0.4)	(0.9)	(3.3)	(1.3)	(0.5)
Equity	(2.6)	(4.8)	(3.1)	(2.3)	(4.7)	(6.2)	(4.4)	(2.7)
Commodity	(0.8)	(0.9)	(0.6)	(0.4)	(0.7)	(1.0)	(0.7)	(0.5)
Correlation effect [2]	4.8	6.1	3.6	2.0	4.2	9.9	4.7	1.3
Global VaR	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at April 30, 2005, the Bank's assets stood at $99.9 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $1.9 billion despite an increase of close to $700 million in securitized loans. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $9 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	**April 2005**	**October 2004**	**April 2004**
Loans and acceptances*			
Residential mortgages	20,053	19,554	18,544
Consumer loans	7,354	6,491	5,843
Credit card receivables	1,646	1,589	1,514
SME loans	15,009	14,354	14,507
Corporate loans	2,741	2,922	3,639
	46,803	**44,910**	**44,047**
Deposits			
Personal (balance)	24,281	23,675	24,048
Off-balance sheet personal savings (balance)	60,239	57,207	55,771
Business	10,533	10,668	10,554

* including securitized assets

As at April 30, 2005, residential mortgage loans amounted to $20.1 billion, up $500 million from October 31, 2004 and $1.5 billion or 8% higher compared to April 30, 2004. At $7.4 billion, the volume of consumer loans has increased 13% since the beginning of the fiscal year. Consumer loans were up $1.5 billion or 26% from April 30, 2004, with more than 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.6 billion as at April 30, 2005. SME loans and acceptances were $15.0 billion at the end of the second quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 5%. Corporate loans were down approximately 25% from the year-earlier period.

Personal deposits stood at $24.3 billion as at April 30, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at April 30, 2005 totalled $60.2 billion, up $3 billion or 5% since the end of the previous fiscal year. Two-thirds of the increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.5% and 13.3%, respectively, as at April 30, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued.

During the second quarter of fiscal 2005, the Bank repurchased 2.8 million common shares for a total of $149 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

Dividends

At its meeting on May 26, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on August 1, 2005 to shareholders of record on June 27, 2005.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005		2004				2003		2004	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	**$900**	$983	$893	$857	$884	$911	$903	$851	$3,545	$3,363
Net income	**202**	239	192	167	180	186	158	162	725	624
Earnings per share										
Basic	**1.17**	1.39	1.11	0.95	1.01	1.03	0.87	0.89	4.10	3.37
Diluted	**1.15**	1.37	1.09	0.94	1.00	1.02	0.86	0.88	4.05	3.34
Dividends per common share	**0.42**	0.42	0.38	0.38	0.33	0.33	0.28	0.28	1.42	1.08
Return on common shareholders' equity	**19.9%**	23.6%	19.7%	17.2%	19.0%	19.0%	16.4%	17.3%	18.8%	16.5%
Total assets	**$99,917**	$91,703	$88,721	$85,481	$86,466	$83,156	$84,626	$80,474		
Impaired loans										
Net private	**$119**	$134	$160	$199	$219	$232	$248	$230		
Designated countries										
Gross outstanding	**-**	-	-	-	10	10	22	23		
Allowances	**-**	-	-	-	9	8	19	20		
Net total	**$119**	134	160	199	220	234	251	233		
Per common share										
Book value	**$24.19**	$23.97	$22.87	$22.30	$21.94	$21.81	$21.32	$20.77		
Stock trading range										
High	**55.24**	49.75	48.78	45.50	47.93	45.00	41.19	37.41		
Low	**48.72**	46.39	42.31	42.72	43.27	40.17	34.50	34.55		

Highlights

(unaudited)	Quarter ended April 30 2005	2004	% Change	Six months ended April 30 2005	2004	% Change
Operating results						
(millions of dollars)						
Total revenues	**$900**	$884	2	**$1,883**	$1,797	5
Net income	**202**	180	12	**441**	366	20
Return on common shareholders' equity	**19.9%**	19.0%		**21.8%**	19.0%	
Per common share						
Earnings - basic	**$1.17**	$1.01	16	**$2.56**	$2.04	25
Dividends paid	**0.42**	0.33	27	**0.84**	0.66	27
Book value				**24.19**	21.94	10
Stock trading range						
High	**55.24**	47.93		**55.24**	47.93	
Low	**48.72**	43.27		**46.39**	40.17	
Close	**52.41**	44.48		**52.41**	44.48	

Financial position (millions of dollars)	**April 30 2005**	October 31 2004	
Total assets	**$99,917**	$88,721	13
Loans and acceptances	**46,448**	44,574	4
Deposits	**61,746**	53,432	16
Subordinated debentures and shareholders' equity	**6,355**	5,612	13
Capital ratios - BIS			
Tier 1	**9.5%**	9.6%	
Total	**13.3%**	13.0%	
Impaired loans, net of specific and general allowances	**(214)**	(190)	
as a % of loans and acceptances	**(0.5)%**	(0.4)%	
Assets under administration/management	**201,454**	180,598	
Total personal savings	**84,520**	80,882	
Interest coverage	**11.27**	12.61	
Asset coverage	**3.18**	3.42	
Other information			
Number of employees	**16,712**	16,555	1
Number of branches in Canada	**460**	462	-
Number of banking machines	**770**	770	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Six months ended	
	April 30 2005	January 31 2005	April 30 2004	**April 30 2005**	April 30 2004
Interest income and dividends					
Loans	**506**	509	457	**1,015**	942
Securities	**182**	179	143	**361**	281
Deposits with financial institutions	**46**	28	28	**74**	61
	734	716	628	**1,450**	1,284
Interest expense					
Deposits	**253**	260	186	**513**	433
Subordinated debentures	**28**	26	25	**54**	50
Other	**74**	81	92	**155**	202
	355	367	303	**722**	685
Net interest income	**379**	349	325	**728**	599
Other income					
Financial market fees	**189**	169	178	**358**	342
Deposit and payment service charges	**49**	49	51	**98**	100
Trading revenues	**2**	84	49	**86**	209
Gains on investment account securities, net	**17**	77	35	**94**	28
Card service revenues	**17**	15	12	**32**	24
Lending fees	**57**	58	54	**115**	134
Acceptances, letters of credit and guarantee	**15**	16	16	**31**	32
Securitization revenues	**47**	48	43	**95**	94
Foreign exchange revenues	**18**	18	18	**36**	37
Trust services and mutual funds	**69**	65	62	**134**	119
Other	**41**	35	41	**76**	77
	521	634	559	**1,155**	1,196
Total revenues	**900**	983	884	**1,883**	1,795
Provision for credit losses	**1**	17	19	**18**	63
	899	966	865	**1,865**	1,732
Operating expenses					
Salaries and staff benefits	**357**	367	347	**724**	692
Occupancy	**46**	45	48	**91**	94
Computers and equipment	**93**	84	84	**177**	157
Communications	**21**	19	20	**40**	39
Professional fees	**32**	25	32	**57**	57
Other	**75**	73	71	**148**	140
	624	613	602	**1,237**	1,179
Income before income taxes and non-controlling interest	**275**	353	263	**628**	553
Income taxes	**66**	107	76	**173**	173
	209	246	187	**455**	380
Non-controlling interest	**7**	7	7	**14**	14
Net income	**202**	239	180	**441**	366
Dividends on preferred shares	**7**	6	6	**13**	12
Net income available to common shareholders	**195**	233	174	**428**	354
Number of common shares outstanding (thousands)					
Average - basic	**167,327**	167,693	172,023	**167,513**	173,361
Average - diluted	**169,938**	170,164	174,520	**170,053**	175,778
End of period	**165,744**	168,049	169,730	**165,744**	169,730
Earnings per common share					
Basic	**1.17**	1.39	1.01	**2.56**	2.04
Diluted	**1.15**	1.37	1.00	**2.52**	2.02
Dividends per common share	**0.42**	0.42	0.33	**0.84**	0.66

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**April 30 2005**	January 31 2005	October 31 2004	April 30 2004
ASSETS				
Cash resources				
Cash	**208**	213	481	198
Deposits with financial institutions	**9,089**	6,823	5,296	9,255
	9,297	7,036	5,777	9,453
Securities				
Investment account	**6,808**	7,439	7,428	5,825
Trading account	**24,347**	20,278	20,561	18,339
Loan substitutes	**7**	3	18	20
	31,162	27,720	28,007	24,184
Securities purchased under reverse repurchase agreements	**6,843**	5,566	4,496	4,234
Loans				
Residential mortgage	**15,446**	15,452	15,500	14,489
Personal and credit card	**8,689**	8,209	7,825	6,862
Business and government	**19,896**	19,153	18,751	19,257
Allowance for credit losses	**(485)**	(520)	(578)	(614)
	43,546	42,294	41,498	39,994
Other				
Customers' liability under acceptances	**2,902**	2,725	3,076	3,165
Premises and equipment	**343**	346	267	268
Goodwill	**662**	662	662	662
Intangible assets	**179**	180	180	181
Other assets	**4,983**	5,174	4,758	4,324
	9,069	9,087	8,943	8,600
	99,917	91,703	88,721	86,465
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**24,281**	24,089	23,675	24,048
Business and government	**28,539**	25,520	24,299	23,172
Deposit-taking institutions	**8,926**	7,051	5,458	7,435
	61,746	56,660	53,432	54,655
Other				
Acceptances	**2,902**	2,725	3,076	3,165
Obligations related to securities sold short	**15,088**	11,671	10,204	9,481
Securities sold under repurchase agreements	**6,885**	7,269	8,182	6,208
Other liabilities	**6,514**	6,789	7,845	6,953
	31,389	28,454	29,307	25,807
Subordinated debentures	**1,770**	1,764	1,408	1,488
Non-controlling interest	**427**	422	370	416
Shareholders' equity				
Preferred shares	**575**	375	375	375
Common shares	**1,552**	1,563	1,545	1,556
Contributed surplus	**10**	8	7	4
Unrealized foreign currency translation adjustments	**(1)**	(6)	(10)	2
Retained earnings	**2,449**	2,463	2,287	2,162
	4,585	4,403	4,204	4,099
	99,917	91,703	88,721	86,465

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended April 30		Six months ended April 30	
	2005	2004	**2005**	2004
Cash flows from operating activities				
Net income	**202**	180	**441**	366
Adjustments for:				
Provision for credit losses	**1**	19	**18**	63
Amortization of premises and equipment	**15**	13	**30**	25
Future income taxes	**1**	4	**(29)**	1
Translation adjustment on foreign currency subordinated debentures	**6**	15	**12**	17
Gains on sale of investment account securities, net	**(17)**	(35)	**(94)**	(28)
Gains on asset securitization	**(30)**	(18)	**(55)**	(35)
Stock option expense	**2**	1	**3**	2
Change in interest payable	**(4)**	(16)	**12**	6
Change in interest and dividends receivable	**(24)**	(13)	**(24)**	180
Change in income taxes payable	**(18)**	(34)	**28**	(153)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(112)**	(112)	**8**	(172)
Change in trading account securities	**(4,069)**	(638)	**(3,786)**	812
Excess of pension plan contributions over expenses	**-**	(5)	**-**	(20)
Change in other items	**173**	638	**(1,362)**	788
	(3,874)	(1)	**(4,798)**	1,852
Cash flows from financing activities				
Change in deposits	**5,086**	3,072	**8,314**	3,192
Issuance of subordinated debentures	**-**	-	**350**	-
Maturity of subordinated debentures	**-**	-	**-**	(45)
Issuance of common shares	**15**	13	**33**	27
Issuance of preferred shares	**200**	-	**200**	-
Repurchase of common shares for cancellation	**(149)**	(194)	**(149)**	(263)
Dividends paid on common shares	**(141)**	(57)	**(205)**	(115)
Dividends paid on preferred shares	**(6)**	(6)	**(12)**	(12)
Change in obligations related to securities sold short	**3,417**	837	**4,884**	1,024
Change in securities sold under repurchase agreements	**(384)**	(435)	**(1,297)**	(2,466)
Change in other items	**(9)**	1	**5**	(4)
	8,029	3,231	**12,123**	1,338
Cash flows from investing activities				
Change in loans	**(2,002)**	(2,451)	**(3,309)**	(2,396)
Proceeds from securitization of assets	**1,249**	250	**1,743**	720
Maturity from securitization of assets	**(500)**	-	**(500)**	-
Purchases of investment account securities	**(6,701)**	(2,285)	**(12,055)**	(4,880)
Sales of investment account securities	**7,349**	2,265	**12,769**	6,081
Change in securities purchased under reverse repurchase agreements	**(1,277)**	177	**(2,347)**	(279)
Net acquisitions of premises and equipment	**(12)**	(17)	**(106)**	(30)
	(1,894)	(2,061)	**(3,805)**	(784)
Increase in cash and cash equivalents	**2,261**	1,169	**3,520**	2,406
Cash and cash equivalents at beginning	**7,036**	8,284	**5,777**	7,047
Cash and cash equivalents at end	**9,297**	9,453	**9,297**	9,453
Cash and cash equivalents				
Cash	**208**	198	**208**	198
Deposits with financial institutions	**9,089**	9,255	**9,089**	9,255
	9,297	9,453	**9,297**	9,453
Supplementary information				
Interest and dividends paid	**506**	382	**927**	806
Income taxes paid	**85**	112	**176**	329

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2005	2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Preferred shares at end	**575**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**34**	27
Repurchase of common shares for cancellation (Note 7)	**(26)**	(54)
Impact of shares acquired/sold for trading purposes	**(1)**	-
Common shares at end	**1,552**	1,556
Contributed surplus at beginning	**7**	2
Stock option expense	**3**	2
Contributed surplus at end	**10**	4
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**9**	(4)
Unrealized foreign currency translation adjustments at end	**(1)**	2
Retained earnings at beginning	**2,287**	2,131
Net income	**441**	366
Initial adoption of AcG-15 (Note 2)	**6**	-
Dividends		
Preferred shares	**(13)**	(11)
Common shares	**(141)**	(115)
Premium paid on common shares repurchased for cancellation (Note 7)	**(123)**	(209)
Share issuance and other expenses, net of income taxes	**(8)**	-
Retained earnings at end	**2,449**	2,162
Shareholders' equity	**4,585**	4,099

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the first six months of 2005 is negligible.

3. Recent Accounting Standards Pending Adoption

Financial instruments – recognition and measurement, Hedges and Comprehensive income

The CICA has issued new accounting standards regarding financial instruments, hedges and comprehensive income. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective Novem-ber 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

4. Loans and Impaired Loans

	Gross amount	Impaired loans		
		Gross	Specific allowances	Net balance
April 30, 2005				
Residential mortgage	15,446	4	1	3
Personal and credit card	8,689	36	18	18
Business and government	19,896	231	133	98
	44,031	271	152	119
General allowance [1]				(333)
Impaired loans, net of specific and general allowances				(214)
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Six months ended	
				April 30 2005	April 30 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	35	-	(17)	**18**	63
Write-offs	(134)	-	-	**(134)**	(111)
Recoveries	23	-	-	**23**	32
Allowances at end	152	272	61	**485**	614

6. Pension and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30 2005	January 31 2005	April 30 2004	**April 30 2005**	April 30 2004
Pension benefit expense	**13**	12	11	25	22
Other employee future benefit expense	**2**	-	2	2	4

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

7. Capital Stock

Issued and fully paid as at April 30, 2005	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
8,000,000 shares, Series 16	200
	575
165,744,462 common shares	1,552
	2,127
6,474,157 stock options outstanding	N/A

Issuance of preferred shares

On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends payable quarterly in an amount of $0.303125 per share for a cash consideration of $194 million, net of commissions of $6 million.

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at April 30, 2005, the Bank had completed the repurchase of 2,780,400 common shares at a cost of $149 million, which reduced common equity capital by $26 million and retained earnings by $123 million.

8. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2005, the Bank securitized $449 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank sold $309 million of these securities. Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities - Investment Account". The Bank received net cash proceeds of $307 million and retained the rights to the excess spread of $13 million earned on the mortgage loans. The Bank also recorded a servicing liability of $2 million. A pre-tax gain of $9 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Credit card receivables

Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter of 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased from $900 million as at January 31, 2005 to $1.2 billion as at April 30, 2005.

9. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, is due in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income [1]	314	307	25	24	107	54	(67)	(60)	379	325
Other income [1]	180	172	182	181	142	194	17	12	521	559
Total revenues	494	479	207	205	249	248	(50)	(48)	900	884
Operating expenses	308	298	159	155	151	136	6	13	624	602
Contribution	186	181	48	50	98	112	(56)	(61)	276	282
Provision for credit losses	26	36	-	-	2	17	(27)	(34)	1	19
Income before income taxes and non-controlling interest	160	145	48	50	96	95	(29)	(27)	275	263
Income taxes [1]	52	52	16	17	32	36	(34)	(29)	66	76
Non-controlling interest	-	-	1	1	1	-	5	6	7	7
Net income (net loss)	108	93	31	32	63	59	-	(4)	202	180
Average assets	43,340	40,065	915	850	48,432	43,535	(5,715)	(5,588)	86,972	78,862

Six months ended April 30

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income [2]	638	621	48	46	169	48	(127)	(116)	728	599
Other income [2]	359	343	354	345	355	469	87	39	1,155	1,196
Total revenues	997	964	402	391	524	517	(40)	(77)	1,883	1,795
Operating expenses	612	590	312	304	306	268	7	17	1,237	1,179
Contribution	385	374	90	87	218	249	(47)	(94)	646	616
Provision for credit losses	53	65	-	-	4	41	(39)	(43)	18	63
Income before income taxes and non-controlling interest	332	309	90	87	214	208	(8)	(51)	628	553
Income taxes [2]	110	111	30	30	72	76	(39)	(44)	173	173
Non-controlling interest	-	-	2	2	1	-	11	12	14	14
Net income (net loss)	222	198	58	55	141	132	20	(19)	441	366
Average assets	42,853	39,751	885	826	46,333	43,102	(5,557)	(5,516)	84,514	78,163

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $23 million ($18 million in 2004) and other income by $15 million ($13 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the six months ended April 30, 2005, net interest income was grossed up by $39 million ($31 million in 2004) and other income by $16 million ($11 million in 2004). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at **www.nbc.ca.** Under "Investor Relations" on the right-hand side of the screen click on "Corporate and Financial News" and then "Economic Analysis."

Bank News

National Bank Financial conference in Montreal on March 30, 2005: National Bank Financial held its annual Canadian Financial Services Conference on March 30, 2005 in Montreal. In his address, Réal Raymond, President and Chief Executive Officer of the Bank, demonstrated how initiatives pursued by the Bank in recent years had not only fuelled its current growth, but also positioned it to benefit from longer-term secular industry trends, thereby ensuring its continued growth.

Presentation to investor community by National Bank Financial – Prospering in a Low Return Environment: Louis Vachon, Chairman of National Bank Financial Group and Natcan Investment Management, and Kym Anthony, President and Chief Executive Officer of National Bank Financial Group, met with analysts and investors on April 6 in Toronto to give them more insight into National Bank Financial's activities and to explain how NBF intends to grow its business by closely managing risk and building closer ties with its clients.

"The SMEs of the National Bank" Program: National Bank recently kicked off the 12th edition of its recognition program "The SMEs of the National Bank." A veritable celebration of excellence, this contest recognizes businesses in all regions of Quebec that have achieved prominence through their competence, drive and human resources management. The names of the provincial winners in each of the four categories – Small Business, SME, Agribusiness SME and Export SME – will be unveiled at a gala in October of this year.

The most admired financial institution in Quebec – again! According to Léger Marketing's 8th annual survey to rank the most admired companies in Quebec, National Bank continues to be the province's most admired deposit-taking and lending institution. It is the third consecutive year that the Bank has earned this honour. The survey results, which were published by *Commerce* magazine, also show that Quebecers' opinion of the Bank has improved by a substantial 7 points over last year.

Launch of the new Breathe Easy Option: Always in touch with the needs of its customers, National Bank has launched the Breathe Easy Option, a mortgage solution for people in need of a financial breather. With the Breathe Easy Option, customers who take out, renew or hold a five-year mortgage can benefit from a penalty-free payment holiday (principal and interest) for up to six months. The Breathe Easy Option is a perfect example of National Bank's ongoing drive to offer a wide range of financing methods and options responsive to the changing lives of its customers.

The Mira campaign in the branches: Last fall, the Quebec branches of the Bank raised a grand total of $265,591 for the Mira Foundation. The money will be used to train guide and service dogs for the physically and visually disabled.

The Bank donates $100,000 to the Fondation Hôtel-Dieu de St-Jérôme: National Bank is proud to support the *Fondation Hôtel-Dieu de St-Jérôme* with a contribution of $100,000. The money will go towards purchasing specialized equipment for the hospital's various departments, including ophthalmology, orthopedics, traumatology, cardiology and surgery.

Service agreement signed with the Association des chirurgiens-dentistes du Québec: On May 1, a new service agreement took effect that gives members of the *Association des chirurgiens-dentistes du Québec* access to a broad selection of attractively priced banking and financial services. This agreement was made possible thanks to The Financier, a financial services package designed by the Bank exclusively for professional associations. Many well-known professional associations currently enjoy the advantages of this package, which was introduced some 15 years ago.

National Bank joins forces with Tennis Canada: National Bank has teamed up with Tennis Canada to present the Rogers Cup tennis championships in Montreal until 2009. The Bank will also sponsor seven new regional tournaments and provide bursaries to young tennis hopefuls. In association with Tennis Québec, the Bank will participate in a province-wide tour of parks and will support the Tennis Plus program, which is aimed at promoting tennis in Quebec.

DBRS upgrades all National Bank ratings: Dominion Bond Rating Services (DBRS) has upgraded all credit ratings of National Bank. According to DBRS, the improvements in National Bank's earnings, asset quality, and financial risk profile are sustainable due to the successful execution of its business plan. The Bank is proud of the ratings assigned by DBRS, as they are a testament to the appropriateness of its business model and its ongoing efforts over the past few years.

Louis Vachon plays pivotal role in the Centre Normand-Léveillé fund-raising campaign: National Bank has donated $150,000 to the *Fondation du Centre Normand-Léveillé* fund-raising campaign. Louis Vachon, Chairman of National Bank Financial Group and Natcan Investment Management, is honorary chairman of the campaign, which will run until 2008. The money raised during the campaign will be used to carry out renovations, consolidate existing activities and increase the centre's capacity.

Corporate governance section added to the Bank's website: A brand new section has been added to the Bank's website (www.nbc.ca). The section deals exclusively with corporate governance, a key component of Bank operations. A valuable source of information on the Bank's corporate governance structure and practices, it includes the names and biographies of the members of the Board and Executive Committee, a list of the different Board committees and their respective mandates, and much more.

Réal Raymond speaks to the Association des MBA: In a speech to the *Association des MBA du Québec* entitled "Confidence as a Management Lever", Réal Raymond, President and Chief Executive Officer of National Bank, explained how the Bank had earned the trust of its stakeholders and then used it as a management lever to help grow its business. Mr. Raymond showed how, by instituting an action plan, the Bank had won the trust and appreciation of its clients, employees, shareholders and the community by meeting their respective needs and expectations.

National Bank supports Défi sportif for third straight year: For a third consecutive year, National Bank threw its support behind *Défi sportif*, a major competition for athletes with physical, intellectual, hearing and visual disabilities. During the 22nd edition of *Défi sportif*, some 2,500 athletes from different countries came together for five days to demonstrate their skill and determination. The Bank is proud to encourage athletes in their quest for excellence.

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2004-2005

Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 2nd QUARTER 2005 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **May 26, 2005 at 1:00 EDT.**
- Access by telephone in listen only mode: **(416) 405-9310** or **1-877-211-7911**
- A recording of the conference call can be heard until June 2, 2005 by calling **(416) 695-5800** or **1-800-408-3053**. The access code is **3152153**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

National Bank of Canada is committed to protecting the environment.


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NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

File No. 82-3764


NATIONAL
BANK
OF CANADA



FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***April 30, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 20, 2005

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

File No. 82-3764


NATIONAL
BANK
OF CANADA



FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***MICHEL LABONTÉ***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***April 30, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 20, 2005

(signed) Michel Labonté

Michel Labonté
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

As at May 26, 2005 - *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first six months of 2005.*



Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA).

This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment Companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" issued in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of the adoption of this new Guideline on the consolidated financial statements for the first six months of 2005 is negligible.

Future Changes in Accounting Policies

Financial instruments – Recognition and Measurement, Hedges and Comprehensive income

The CICA has issued new accounting standards regarding financial instruments, hedges and comprehensive income. The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Analysis of Results

Operating Results

National Bank reported net income of $202 million for the second quarter ended April 30, 2005, up 12% compared to $180 million for the same period of 2004. Earnings per share for the quarter amounted to $1.17, as against $1.01 for the second quarter of 2004, for an increase of 16%. Return on common shareholders' equity stood at 19.9% for the quarter, versus 19.0% for the second quarter of 2004.

Net income at the Bank for the first six months of fiscal 2005 totalled $441 million, an increase of 20% over the $366 million recorded for the same period of 2004. Earnings per share for the first six months of 2005 were $2.56, up 25% compared to $2.04 for the six months ended April 30, 2004. Lastly, return on common shareholders' equity was 21.8% for the six-month period as against 19.0% for the first half of fiscal 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $108 million for the second quarter of 2005, up $15 million or 16.1% from the corresponding quarter of 2004. Lower credit losses, especially in the Commercial subsegment, were the main reason for the improvement: credit losses were $26 million for the quarter, versus $36 million for the year-earlier quarter.

Net interest income for the quarter was $314 million, compared to $307 million for the same period of 2004, for an increase of 2.3%. The increase in net interest income was chiefly due to strong growth in consumer and small business loans, which expanded by $3.3 billion or 8.5%. However, the spread for the second quarter of 2005 was 15 basis points narrower than in the corresponding quarter of 2004. It should be noted that the spread has been narrowing by a smaller amount since the third quarter of 2004. This was due to transaction deposits, because of the low interest rate environment, and also to strong growth in less risky loans, for which the interest spread is necessarily narrower.

Other income for the quarter totalled $180 million, up $8 million or 4.7% from the second quarter of 2004. The main sources of growth were credit card and insurance revenues, commercial lending fees and fees paid by the Wealth Management segment.

Operating expenses were $308 million for the quarter compared to $298 million for the same period of 2004, an increase of 3.4%. The increase was attributable to the cost of staff benefits and investments to improve the technological infrastructure.

For the first six months of fiscal 2005, net income for the Personal and Commercial segment was $222 million, a 12.1% increase over $198 million for the first half of 2004. Excellent credit quality and growth in business volumes with individuals and businesses accounted for the rise in segment income.

Wealth Management

Net income for the Wealth Management segment was $31 million in the second quarter of 2005, virtually unchanged from the $32 million in net income recorded for the corresponding period of 2004, the segment's best performance of the year.

Total revenues for the segment amounted to $207 million for the quarter, as against $205 million for the same period of 2004. Full-service brokerage and private investment management revenues continued to rise from the corresponding quarter of 2004, but were partially offset by lower portfolio management revenues.

Operating expenses were $159 million for the second quarter of 2005, versus $155 million for the second quarter of 2004, an increase of 2.6%. The efficiency ratio deteriorated to 76.8% for the quarter, compared to 75.6% for the second quarter of 2004, when it was lower than what it had been in the past.

For the first half of 2005, net income for the Wealth Management segment amounted to $58 million, compared to $55 million for the first six months of 2004, an increase of 5.5%. Revenues were up 2.8% to $402 million, owing especially to fullservice brokerage, private investment management and mutual fund activities, while the efficiency ratio remained stable.

Financial Markets

Net income for the Financial Markets segment totalled $63 million for the second quarter of 2005, or 6.8% higher than in the corresponding period of 2004. At $2 million, the provision for credit losses for the quarter was down $15 million from the $17 million that the Bank had recorded for this segment in the second quarter of 2004, which accounts for the growth in this segment's net income.

Total revenues for the segment amounted to $249 million for the second quarter of 2005, compared to $248 million for the year-earlier period. The reduction in gains on securities was offset by trading revenues and financial market fees for institutional brokerage activities.

Trading Revenues (millions of dollars)	**Q2 2005**	**Q2 2004**	**First six months 2005**	**First six months 2004**
Financial Markets				
Interest rate	13	10	30	34
Equities	57	53	114	100
Commodities and foreign exchange	5	-	9	13
	75	**63**	**153**	**147**
Other segments	-	2	4	4
Total	**75**	**65**	**157**	**151**
Breakdown by Income Statement line item				
Net interest income	57	7	56	(63)
Other income	2	49	86	209
Taxable equivalent	16	9	15	5
Total	**75**	**65**	**157**	**151**

The segment's operating expenses were $151 million for the quarter, compared to $136 million for the second quarter of 2004. Higher variable compensation accounted for 40% of the total increase in operating expenses.

For the first half of 2005, net income for the segment was $141 million, a 6.8% increase over the same period of 2004 because of substantially lower credit losses.

Other

Net income for the "Other" heading of segment results was nil for the second quarter of 2005 compared to a loss of $4 million for the same period in 2004. For the first six months of fiscal 2005, net income for the "Other" heading of segment results was $20 million as against a loss of $19 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the second quarter of 2005 amounted to $900 million, up 1.8% compared to the $884 million recorded in the corresponding quarter of 2004.

Net interest income totalled $379 million for the quarter, up $54 million or 16.6% from the $325 million posted in the second quarter of 2004. Net interest income for the Financial Markets segment was up $53 million, which must be analyzed in conjunction with the trading revenues recorded in other income.

Net interest income for Personal and Commercial rose $7 million to $314 million for the second quarter of 2005, primarily because of higher volumes of consumer and commercial loans, which were partially offset by a narrowing of the spread.

Other income for the second quarter of 2005 was $521 million as against $559 million for the corresponding period of fiscal 2004. The decrease, which stemmed from trading activities, must be analyzed by taking into consideration the significant increase in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income fell $47 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $10 million. Moreover, gains on investment account securities were $17 million for the quarter, down $18 million.

Financial market fees totalled $189 million for the quarter, up $11 million over the corresponding period of 2004, attributable to institutional brokerage activities.

Card service revenues, for their part, rose $5 million to $17 million and trust service and mutual fund fees grew $7 million to $69 million, while revenues from lending operations were up $3 million to total $57 million for the quarter.

For the six-month period ended April 30, 2005, total revenues amounted to $1,883 million, for an increase of $88 million or 4.9% compared to the $1,795 million recorded for the year-earlier period. However, if the "Other" heading of segment results, which includes a $37 million gain on the disposal of investments in South America, is excluded, total revenues were up $51 million or 2.7%. More than 60% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for 25% of this growth.

Operating Expenses

Operating expenses for the quarter were $624 million compared to $602 million for the corresponding period of 2004, an increase of 3.7%. Salaries and staff benefits, at $357 million for the quarter, were up $11 million from the year-earlier period. Half of the increase was attributable to variable compensation at Financial Markets, while technological investments accounted for the remainder.

For the first six months of fiscal 2005, operating expenses were $1,237 million, up 4.9% versus $1,179 million for the first half of 2004. Close to 60% of the increase was attributable to compensation, chiefly variable compensation and staff benefits. The remainder was the result of information technology costs and amortization.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the second quarter of 2005, cash and cash equivalents rose $2.3 billion compared to an increase of $1.2 billion for the second quarter of 2004. As at April 30, 2005, cash and cash equivalents totalled $9.3 billion versus $9.5 billion a year earlier.

Operating activities required cash of $3.9 billion chiefly because of the increase in trading account securities. For the corresponding quarter of 2004, cash flows from operating activities were virtually nil.

Financing activities generated cash flows of $8.0 billion, of which $5.1 billion was attributable to increases in deposits, particularly purchased funds, and securities purchased under reverse repurchase agreements. For the second quarter of 2004, the $3.1 billion increase in deposits accounted for the $3.2 billion in cash inflows from financing activities.

Lastly, investing activities in the second quarter of 2005 required $1.9 billion in cash owing to the $2.0 billion increase in loans. For the corresponding period of 2004, investing activities used $2.1 billion also because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $1 million for the second quarter, reflecting specific provisions of $18 million that were largely offset by the $17 million reversal in the general allowance. This compares with a $19 million provision for credit losses in the corresponding quarter of 2004, which consisted of $39 million in specific provisions partially offset by a $20 million reversal in the general allowance. The substantial decline in specific provisions in the second quarter of 2005 was attributable to both the commercial loan portfolio and corporate leading activities.

Credit losses in the first half of fiscal 2005 amounted to $18 million as against $63 million for the same period a year earlier. The drop stemmed from both commercial and corporate lending activities.

As at April 30, 2005, allowances for credit losses exceeded impaired loans by $214 million, compared to $190 million as at October 31, 2004. The $24 million improvement was attributable to all segments that offer business loans. The general allowance for credit risk stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total risk-weighted capital and allowances was excellent at 7.4% as at April 30, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100.

The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2005				For the quarter ended January 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.9)	(4.1)	(2.9)	(1.8)	(3.6)	(6.5)	(4.0)	(2.0)
Foreign exchange	(1.2)	(2.6)	(1.1)	(0.4)	(0.9)	(3.3)	(1.3)	(0.5)
Equity	(2.6)	(4.8)	(3.1)	(2.3)	(4.7)	(6.2)	(4.4)	(2.7)
Commodity	(0.8)	(0.9)	(0.6)	(0.4)	(0.7)	(1.0)	(0.7)	(0.5)
Correlation effect[2]	4.8	6.1	3.6	2.0	4.2	9.9	4.7	1.3
Global VaR	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at April 30, 2005, the Bank's assets stood at $99.9 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $1.9 billion despite an increase of close to $700 million in securitized loans. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $9 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**April 2005**	**October 2004**	**April 2004**
Loans and acceptances*			
Residential mortgages	20,053	19,554	18,544
Consumer loans	7,354	6,491	5,843
Credit card receivables	1,646	1,589	1,514
SME loans	15,009	14,354	14,507
Corporate loans	2,741	2,922	3,639
	46,803	**44,910**	**44,047**
Deposits			
Personal (balance)	24,281	23,675	24,048
Off-balance sheet personal savings (balance)	60,239	57,207	55,771
Business	10,533	10,668	10,554

*including securitized assets

As at April 30, 2005, residential mortgage loans amounted to $20.1 billion, up $500 million from October 31, 2004 and $1.5 billion or 8% higher compared to April 30, 2004. At $7.4 billion, the volume of consumer loans has increased 13% since the beginning of the fiscal year. Consumer loans were up $1.5 billion or 26% from April 30, 2004, with more than 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.6 billion as at April 30, 2005. SME loans and acceptances were $15.0 billion at the end of the second quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 5%. Corporate loans were down approximately 25% from the year-earlier period.

Personal deposits stood at $24.3 billion as at April 30, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at April 30, 2005 totalled $60.2 billion, up $3 billion or 5% since the end of the previous fiscal year. Two-thirds of the increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.5% and 13.3%, respectively, as at April 30, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the first quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 were issued.

During the second quarter of fiscal 2005, the Bank repurchased 2.8 million common shares for a total of $149 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005.

Dividends

At its meeting on May 26, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on August 1, 2005 to shareholders of record on June 27, 2005.

Additional Financial Information

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005		2004				2003		2004	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$ **900**	$ 983	$ 893	$ 857	$ 884	$ 911	$ 903	$ 851	$ 3,545	$ 3,363
Net income	$ **202**	$ 239	$ 192	$ 167	$ 180	$ 186	$ 158	$ 162	$ 725	$ 624
Earnings per share										
Basic	**1.17**	1.39	1.11	0.95	1.01	1.03	0.87	0.89	4.10	3.37
Diluted	**1.15**	1.37	1.09	0.94	1.00	1.02	0.86	0.88	4.05	3.34
Dividends per common share	**0.42**	0.42	0.38	0.38	0.33	0.33	0.28	0.28	1.42	1.08
Return on common shareholders' equity	**19.9**	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	16.4 %	17.3 %	18.8 %	16.5 %
Total assets	$ **99,917**	$ 91,703	$ 88,721	$ 85,481	$ 86,466	$ 83,156	$ 84,626	$ 80,474		
Impaired loans										
Net private	$ **119**	$ 134	$ 160	$ 199	$ 219	$ 232	$ 248	$ 230		
Designated countries										
Gross outstanding	-	-	-	-	10	10	22	23		
Allowances	-	-	-	-	9	8	19	20		
Net total	**119**	134	160	199	220	234	251	233		
Per common share										
Book value	**24.19**	23.97	22.87 $	22.30 $	21.94 $	21.81 $	21.32 $	20.77 $		
Stock trading range										
High	**55.24**	49.75	48.78	45.50	47.93	45.00	41.19	37.41		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended April 30			Six months ended April 30		
	2005	2004	**% Change**	**2005**	2004	**% Change**
Operating results						
(millions of dollars)						
Total revenues	**$900**	$884	2	**$1,883**	$1,797	5
Net income	**202**	180	12	**441**	366	20
Return on common shareholders' equity	**19.9** %	19.0 %		**21.8** %	19.0 %	
Per common share						
Net earnings - basic	**$1.17**	$1.01	16	**$2.56**	$2.04	25
Dividends paid	**0.42**	0.33	27	**0.84**	0.66	27
Book value				**24.19**	21.94	10
Stock trading range						
High	**55.24**	47.93		**55.24**	47.93	
Low	**48.72**	43.27		**46.39**	40.17	
Close	**52.41**	44.48		**52.41**	44.48	

Financial position (millions of dollars)	**April 30 2005**	October 31 2004	
Total assets	**$99,917**	$88,721	13
Loans and acceptances	**46,448**	44,574	4
Deposits	**61,746**	53,432	16
Subordinated debentures and shareholders' equity	**6,355**	5,612	13
Capital ratios - BIS			
Tier 1	**9.5** %	9.6 %	
Total	**13.3** %	13.0 %	
Impaired loans, net of specific and general allowances	**(214)**	(190)	
as a % of loans and acceptances	**(0.5)** %	(0.4) %	
Assets under administration/management	**201,454**	180,598	
Total personal savings	**84,520**	80,882	
Interest coverage	**11.27**	12,61	
Asset coverage	**3.18**	3.42	
Other information			
Number of employees	**16,712**	16,555	1
Number of branches in Canada	**460**	462	-
Number of banking machines	**770**	770	-